SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 23, 2008
Commission File Number: 000-30735

Rediff.com India Limited
(Translation of registrant's name into English)

1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road
Mahim (West), Mumbai 400 016
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-  .)

This report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statements on Form S-8 (File Nos. 333-143836 and 333-143837) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

i

On May 23, 2008, Rediff.com India Limited (“Rediff.com”) issued a press release announcing its financial results for its fourth fiscal quarter ended March 31, 2008. A copy of the related press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2008	Rediff.com India Limited
(Registrant)

	By:	/s/ Joy Basu
	Name:	Joy Basu
	Title:	Chief Financial Officer

[SIGNATURE PAGE TO FORM 6-K]

EXHIBIT NO.	DESCRIPTION

99.1	Press release issued by the registrant dated May 23, 2008.

 99.1